PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

NOVEMBER 30, 2007

Unaudited Interim Consolidated Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended November 30, 2007.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited – prepared by management)

	November 30, 2007	February 28, 2007
		(Audited)

ASSETS

Current
Cash and cash equivalents	$3,424,710	$2,801,193
Prepaid expense and other receivables	772,844	169,407

	4,197,554	2,970,600

Equipment (Note 2)	6,075,261	4,379,186
License (Note 3)	48,675	527,216
Resource property interests (Note 5)	10,314,770	8,263,955

	$21,075,260	$16,140,957

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities (Note 6)	$ 521,211	$1,046,738
Unearned drilling revenue	700,230	-

	1,221,441	1,046,738

Loan payable to related party (Note 6)	262,624	-

Shareholders' equity (deficiency)
Capital stock (Note 8)	26,091,328	18,083,744
Contributed Surplus (Note 8)	2,013,287	1,470,203
Deficit	(8,513,420)	(4,459,728)

	19,591,195	15,094,219

	$21,075,260	$16,140,957

Nature and continuance of operations (Note 1)

On behalf of the Board:

“Steven Khan”	Director	“Dev Randhawa”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – prepared by management)

	For the Three Months Ended November 30, 2007	For the Three Months Ended November 30, 2006	For the Nine Months Ended November 30, 2007	For the Nine Months Ended November 30, 2006

Drilling revenue	$ 1,108,681	$ -	$ 1,408,338	$ -
Cost of drilling services	(823,129)	-	(2,416,431)	-

Gross profit(loss)	285,552	-	(1,008,093)	-

General and administrative expenses	1,062,681	415,915	3,022,682	1,939,195

Loss before other items	(777,129)	(415,915)	(4,030,775)	(1,939,195)

OTHER ITEMS
Exchange loss	(97,125)	24,182	(143,492)	24,182
Interest income	20,670	66,507	119,899	263,660
Miscellaneous income	300	-	675	-

	(76,155)	90,689	(22,918)	287,842

Net Loss	(853,284)	(325,226)	(4,053,693)	(1,651,353)

Deficit, beginning of period	(7,660,136)	(3,617,223)	(4,459,727)	(2,291,096)

Deficit, end of period	$(8,513,420)	$(3,942,449)	$(8,513,420)	$(3,942,449)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.02)

Weighted average number of share outstanding – basic and diluted	90,482,936	71,547,808	87,746,177	73,625,019

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – prepared by management)

	For the Three Months Ended November 30, 2007	For the Three Months Ended November 30, 2006	For the Nine Months Ended November 30, 2007	For the Nine Months Ended November 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (853,284)	$ (325,226)	$ (4,053,693)	$ (1,651,353)
Adjustments for items not affecting cash:
Stock-based compensation	187,234	-	376,706	625,871
Amortization	166,559	443	490,630	1,051

	(499,491)	(324,783)	(3,186,357)	(1,024,431)
Change in non-cash working capital items:
Prepaid expense and other receivables	138,127	281,791	(603,437)	(143,515)
Accounts payable and accrued liabilities	368,895	61,937	(525,528)	(369,994)
Unearned revenue	(408,451)	-	700,230	-

Net cash (used) provided by operating activities	(400,920)	18,945	(3,615,092)	(1,537,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Equipment purchased	(250,753)	(1,361,375)	(2,147,164)	(1,367,281)
Resource property expenditures	(1,069,211)	(1,791,860)	(2,050,815)	(3,273,961)

Net cash used in investing activities	(1,319,964)	(3,153,235)	(4,197,979)	(4,641,242)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan from related party	262,624	-	262,624	-
Proceeds from issuance of capital stock, net of issue costs	24,000	56,017	8,173,964	845,416

Net cash provided by financing activities	286,624	56,017	8,436,588	845,416

Increase (decrease) in cash during the period	(1,434,260)	(3,078,273)	623,517	(5,333,766)

Cash and equivalents, beginning of period	4,858,970	8,736,717	2,801,193	10,992,210

Cash and equivalents, end of period	$ 3,424,710	$ 5,658,444	$ 3,424,710	$ 5,658,444

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007

(Unaudited – prepared by management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Pacific Asia China Energy Inc. is an exploration stage company incorporated under the British Columbia Business Corporations Act. Significant inter-company balances and transactions are eliminated on consolidation The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol PCE and on the Over the Counter Bulletin Board Market (“OTC-BB”) under the symbol PCEEF.

The consolidated financial statements contained herein include the accounts of the Company and its subsidiaries, China Canada Energy Inc. (CCE), AsiaCanada Energy Inc. (ACE), Art Gallery Live (inactive), Pace Drilling Ltd., and its 50% owned subsidiary Pace Mitchell Drilling Corp. (PMD) and its wholly owned subsidiary Mitchell Guizhou Drilling Co. Ltd (MGD).

China Canada Energy Inc (“CCE”) was incorporated on September 7, 2004 under the British Columbia Business Corporations Act.  CCE is involved with the exploration and development of coal bed methane in China.

On December 30, 2005 the Company completed a share exchange agreement with the shareholders of CCE whereby the Company acquired 100% of the issued and outstanding shares of CCE in exchange for the issuance of 10,000,000 common shares of the Company. This transaction resulted in the transfer of voting control of the Company to the former shareholders of CCE and constitutes a reverse take-over under the policies of the TSX-V. Accordingly, these consolidated financial statements  have been prepared on the basis that CCE was the acquirer for accounting purposes and are issued in the name of  PACE but are a continuation of the business of CCE.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Going Concern

The Company is in the process of exploring and developing its resource properties and has not yet determined whether these properties contain proven reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable operations.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2007	February 28, 2007
Working capital	$ 2,976,113	$ 1,923,862
Deficit	(8,513,420)	(4,459,728)

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

2.

EQUIPMENT

	November 30, 2007			February 28, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office Equipment	$34,405	$8,370	$26,035	$5,906	$2,855	$3,051
Drilling Equipment	6,494,800	445,574	6,049,226	4,376,135	-	4,376,135

	$6,529,205	$453,944	$6,075,261	$4,382,041	$ 2,855	$4,379,186

3.

INTANGIBLE ASSETS

	November 30, 2007			February 28, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

License	$527,216	$39,541	$487,675	$527,216	$ -	$527,216

During the year ended February 2007, the Company issued 1,075,950 common shares to Mitchell Drilling International Pty Ltd. (MDI) in exchange for the China licensing rights to use the proprietary Dymaxion drilling system of MDI.  This licence is to be used in the operations of PMD over 10 years (Note 4).

4.

JOINT VENTURE AGREEMENT

In November 2006, the Company entered into a 50/50 joint venture agreement with MDI to construct, market and operate drilling rigs in China.  The Company agreed to loan PMD up to US$7,000,000 to fund the joint venture.  As at November 30, 2007, the Company had loaned US$7,000,000 to PMD.  In accordance with generally accepted accounting principles, intercompany loans between PACE and PMD are eliminated on consolidation. MDI agreed to license its proprietary drilling system to the Company and will provide management expertise to operate the drilling rig business which commenced operations in the first quarter of fiscal 2008.  Pursuant to the agreement, PMD will repay the Company the balance of its loans prior to the Company and MDI sharing equally in the profits of PMD.

Accordingly, pursuant to CICA AcG 15 the Company’s interest in PMD has been accounted for as a variable interest entity and the Company has recorded 100% of the assets, liabilities and operations of PMD since its formation.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

5.

RESOURCE PROPERTY INTERESTS

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance of historical characteristics of many resource properties.  The Company has investigated beneficial ownership of its resource properties and, to the best of its knowledge, its beneficial ownership to its property is in good standing.

Pursuant to CCE’s production sharing contract with China United Coal Bed Methane Corporation (CUCBM), the Company can earn a 20% interest by drilling a minimum of five exploration wells totaling 2,500 meters, conduct pilot development work and expend a minimum of US$1,500,000 on exploration operations. The Company is responsible for 100% of the exploration costs and is required to complete the exploration program within two years. At the conclusion of the exploration period, the Company has the option to terminate the contract but will be required to pay, at that time, any unfulfilled balance of the minimum exploration work commitment.

Pursuant to a share purchase option agreement dated August 29, 2005, on March 20, 2006 the Company completed the acquisition of Asia Canada Energy Inc. (“ACE”) by issuing 18,000,000 common shares and 500,000 finder’s fee common shares valued at $2,867,500, to the shareholders of ACE, of which 5,000,000 shares were issued to a common director with the Company.  ACE has a profit sharing contract with CUCBM to explore for and develop coal bed methane resources in the province of Guizhou, China.  PACE can earn a 60 per cent interest by funding up to US $8 million for an exploration pilot program.  Under the agreement, the Company is committed to spending  US$8,000,000  on the Guizhou coal bed methane project over 4 years.

The Company has accounted for this acquisition using the purchase method of accounting. The excess of purchase consideration over the net book value of the net assets acquired will be recorded as resource property interest as follows:

Purchase price (18,500,000 Common Shares)		$ 2,867,500

Net Identifiable Assets:
Cash	$ 369,520
Resource property interests	644,109
Liabilities assumed	(1,027,219)
Net asset deficiency		(13,590)

Excess allocated to deferred exploration costs		$ 2,881,090

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

5.

RESOURCE PROPERTY INTERESTS (cont’d…)

The following table summarizes deferred exploration costs, as of November 30, 2007:

	Huangshi Property	Guizhou Property	Total Property Expenditures

Resource Property Balance, February 28, 2006	$1,092,727	$ -	$ 1,092,727

ACE acquisition cost	-	3,525,199	3,525,199
Deferred exploration costs:
CUCBM fees	75,032	295,518	370,550
Geological expenditures	120,903	708,806	829,709
Supplies	46,840	238,455	285,295
Personnel fees	200,028	318,039	518,067
Travel	24,400	202,760	227,160
Drilling and sample testing	327,715	1,087,533	1,415,248

Resource Property Balance, February 28, 2007	$1,887,645	$6,376,310	$ 8,263,955
CUCBM fees	109,245	186,047	295,292
Geological expenditures	44,188	164,990	209,178
Supplies	-	98,143	98,143
Personnel fees	60,291	126,977	187,268
Travel	7,436	75,013	82,449
Drilling and sample testing	142,526	1,035,959	1,178,485

Resource Property Balance, November 30, 2007	$2,251,331	$8,063,439	$10,314,770

6.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at November 30, 2007 is $15,004 (February 28, 2007 - $28,834) due to an officer, a director, or companies controlled by a director or an officer of the Company.

The Company entered into the following related party transactions during the nine months ended November 30, 2007:

a)

paid or accrued consulting fees of $271,113 (2006 - $296,528) to officers and a company controlled by a director of the Company.

b)

received a loan of $262,624 (2006 - $Nil) from a related party. The loan is non-interest bearing and has no terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock as at November 30, 2007 is comprised of the following:

	Number of Shares	Amount	Contributed Surplus
Authorized Unlimited number of common shares, without par value
Issued
As at February 28, 2006	53,738,626	$13,824,136	$ 839,856

Exercise of warrants	1,282,125	775,913	-
Exercise of agents’ options	238,080	119,040	-
Shares issued for intellectual property (Note 5)	1,075,950	527,216
Share issuance costs	-	(30,063)	-
Shares issued for the acquisition of ACE (Note 8)	18,000,000	2,790,000	-
Stock-based compensation	-	-	630,347
Finders’ fee for acquisition of ACE (Note 8)	500,000	77,500	-

As at February 28, 2007	74,834,781	$18,083,742	$1,470,203

Agents’ warrants issued pursuant to private placement	-	(166,378)	166,378
Exercise of warrants	296,875	83,250	-
Shares issued pursuant to private placements	15,397,272	8,468,500	-
Share issuance costs	-	(377,786)	-
Stock-based compensation	-	-	376,706

As at November 30, 2007	90,528,928	$26,091,328	$2,013,287

Included in issued capital stock at February 28, 2006 are 28,000,000 common shares subject to an escrow agreement and will be released over a period of three years, subject to regulatory approval. As at November 30, 2007, 18,000,000 shares remained in escrow.

Private placements

a)

On May 7, 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring April 5, 2009 and May 7, 2009.  In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders. Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring May 7, 2009.

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agents’ Options

At November 30, 2007, the Company had 1,085,320 agent units outstanding which are exercisable at $0.50 per unit and expire on December 30, 2007.  Each unit consists of one common share and one half warrant. Each whole warrant is exercisable at $0.75 and expires on December 30, 2007.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, February 28, 2006	19,186,000	$ 0.65	4,400,000	$ 0.61
Granted	119,040	0.75	1,100,000	1.49
Exercised	(1,282,125)	0.61	-	-
Expired/cancelled	-	-	(100,000)	0.50

Outstanding and currently exercisable, February 28, 2007	18,022,915	$ 0.65	5,400,000	$ 0.80
Granted	8,367,701	0.65	-	-
Exercised	(296,875)	0.24	-	-

Outstanding, November 30, 2007	26,093,741	$ 0.66	5,400,000	$ 0.80

Number currently exercisable	26,093,741	$ 0.66	4,491,666	$ 0.85

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

As at November 30, 2007, incentive stock options, units, and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	50,000	$ 2.38	March 10, 2008
	3,900,000	$ 0.50	December 30, 2010
	200,000	$ 1.50	January 25, 2009
	200,000	$ 2.00	February 15, 2011
	750,000	$ 1.50	April 12, 2011
	250,000	$ 1.50	May 3, 2011
	50,000	$ 0.50	January 25, 2012

Total	5,400,000

Agent Units	1,085,320	$0.50	December 30, 2007

Warrants
Private placement #1	2,603,750	$ 0.24	December 30, 2007
Private placement #2	1,045,000	$ 0.50	December 30, 2007
Private placement #3	6,346,250	$ 0.75	December 30, 2007
Private placement #4	2,664,000	$ 0.75	December 30, 2007
Private placement #5	4,965,000	$ 0.75	February 28, 2008
Agents’ warrants	102,040	$ 0.75	December 30, 2007
Private placement	7,698,636	$ 0.65	April 5, 2009 / May 7, 2009
Agents’ warrants	669,065	$ 0.65	May 7, 2009

Total	26,093,741

Stock-based compensation

For the nine months ended November 30, 2007, the Company granted Nil (2006 – 1,050,000) options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation relating to the options recognized in the statement of operations was $376,706 (2006 - $625,871) as a result of options granted and vested from the prior year.  The fair value was recorded as contributed surplus on the balance sheet.

The following assumptions were used for the valuation of stock options and warrants:

November 30	2007	2006

Risk-free interest rate	-	4.10%
Expected life	-	3.5 years
Annualized volatility	-	100.00%
Dividend rate	-	0.00%

PACIFIC ASIA CHINA ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED NOVEMBER 30, 2007

(Unaudited – prepared by management)

9.

SUBSEQUENT EVENTS

Subsequent to November 30, 2007, the following transactions occurred:

a.

The Company issued 2,066,250 common shares for total proceeds of $495,900 pursuant to the exercise of share purchase warrants.